Russell Flugel Vice President and Controller The Mosaic Company 101 East Kennedy Boulevard Suite 2500 Tampa FL 33602 www.mosaicco.com	Telephone: (813) 500-6938 E-mail: russ.flugel@mosaicco.com

November 2, 2023

Securities and Exchange Commission
Division of Corporation Finance – Office of Life Sciences
100 F Street, NE
Washington DC 20549

Attn:	Mr. Michael Fay
Mr. Brian Cascio

RE:	The Mosaic Company
Form 10-K for Fiscal Year Ended December 31, 2022, filed February 23, 2023
File No. 001-32327

Dear Gentlemen:

On behalf of The Mosaic Company (the “Company” or “Mosaic” or “we”), we hereby submit our response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated October 24, 2023.

Form 10-K for the Fiscal Year Ended December 31, 2022, filed February 23, 2023

Notes to the Consolidated Financial Statements

Note 2. Revenue Recognition, page F-43

Comment 1:

We note you estimate the variable consideration related to your sales incentive programs based on the sales terms with customers and historical experience. Please provide in future filings the qualitative and quantitative information about the significant judgments and changes in judgments that significantly affect the determination of your transaction price, as set forth in ASC 606-10-50-1(b), 50-17(b), and 50-20(a). Provide us any intended revisions and the calculations used to determine variable consideration.

Response

Sales incentives are volumetric based annual programs with key customers and are recorded as a reduction of revenue at the time of sale. Significant judgment for accruing sales incentives is not required due to their non-complex nature and the fact that the incentive is volumetric based. Accordingly, there have not been significant changes in the amounts recorded for sale incentive programs. Historically, sales incentives have accounted for 1% or less of total sales revenue and therefore have not been material to total sales revenue. Further quantitative and qualitative disclosure on sales incentives as set forth in ASC 606-10-50-1(b), 50-17(b), and 50-20(a) is considered immaterial. Set forth below is proposed

Securities and Exchange Commission
November 2, 2023

wording to include in future filings to the significant accounting policy on Revenue Recognition: “Sales incentives are volumetric based annual programs and recorded as a reduction of revenue at the time of sale. Historically, sales incentives have represented 1% or less of total revenue and there have not been significant adjustments to such estimates in the financial statements.”

Note 6. Property, Plant and Equipment, page F-51

Comment 2:

Please tell us whether any of the mineral properties and rights relate to mines in the exploration and evaluation phase or development and construction phase, and provide us a brief analysis related to separately disclosing the amounts for these components in future filings, if applicable.

Response

The nature of Mosaic’s mining operations is well established and does not involve material exploration activities due to our mature industry and the nature of our potash and phosphate mining techniques. We currently have no material new mine development projects. When we transition to new mining areas within our current properties, we incur minimal pre-mining costs related to the permitting process and surface land preparation activities such as water management control and construction of roads and access points. These costs are capitalized as part of our mineral properties and rights. Mineral properties and rights at our operations include mineral reserves and mineral resources. Mineral reserves are scheduled to be mined and are subject to depletion. Mineral resources have not yet been scheduled in formal mine plans and therefore are not subject to depletion. At the end of 2022 and 2021, the carrying value of mineral resources was approximately 5% of net Property, Plant and Equipment. We do not separately provide quantitative information about our resources and reserves because such information is not material.

As noted above, substantially all mining properties are classified as production stage. Araxa/Patrocinio is a small operating mine in Brazil that currently does not meet the economic criteria for mineral reserves under Regulation S-K 1300 and therefore is required to be classified as an exploration stage mine. The classification of Araxa/Patrocinio as an exploration stage mine does not impact the financial statements as we apply depletion expense at this site to reflect the exhaustion of the natural mineral deposits.

Set forth below is proposed language to be included in future filings (with proposed additional language bolded) to the significant accounting policy on Property, Plant and Equipment:

“Currently, we do not have any material exploration or development stage mining projects. When we transition to new mining areas within our current properties, we incur minimal pre-mining costs related to the permitting process and land preparation activities such as water management control and construction of roads and access points. These costs are capitalized as part of our mineral properties and rights. Mineral properties and rights at our operations include mineral reserves and mineral resources. Mineral resources

Securities and Exchange Commission
November 2, 2023

have not yet been scheduled in formal mine plans and therefore are not subject to depletion. Depletion expenses for mining operations, including mineral reserves, are generally determined using the units-of-production method based on estimates of proven and probable reserves.”

Comment 3:

Please provide us and disclose in future filings your accounting policy related to mining operations or clarify why additional disclosure is not necessary. For example, identify and describe (i) the different stages of your mining operations, (ii) the types of costs incurred in each stage, and (iii) the accounting for the costs incurred in each stage.

Response:

The different phases of our mining operations are exploration, mine development and production. As discussed in Comment 2, substantially all our mining properties are in the production stage, and we currently have no material exploration activities or mine development projects. Exploration costs are not material and are expensed as incurred. Mine development costs such as stripping activities are capitalized as part of our mineral properties and rights, and amortization of such costs begins when the mine enters the production phase. The production phase is our commercial extraction operation and costs in this phase are reflected in cost of goods sold. Depletion expenses for mining operations, including mineral reserves, are generally determined using the units-of-production method based on estimates of proven and probable reserves.

Please refer to Comment 2 for the proposed language to be included in future filings to the significant accounting policy on Property, Plant and Equipment and Recoverability of Long-Lived Assets.

Comment 4:

As it relates to your disclosure on page F-44, please clarify for us and in future filings your reference to recoverable reserves. That is, address whether recoverable reserves refer to proven and probable mineral reserves or something greater or less than proven and probable reserves.

Response:

We believe that the terminology of “recoverable reserves” is synonymous with the term “proven and probable reserves.” In future filings, we will refer to reserves as “proven and probable reserves”.

Securities and Exchange Commission
November 2, 2023

We hope that the Commission Staff finds this letter to be fully responsive to the matters raised in your October 24, 2023 letter. Should you have any further questions or comments, please contact the undersigned at 610-737-7718 or email at russ.flugel@mosaicco.com.

Very truly yours,

/s/ Russell A. Flugel

Russell A. Flugel
Vice President and Controller, The Mosaic Company

cc:	James C. O’Rourke, Chief Executive Officer, The Mosaic Company
Clint C. Freeland, Executive Vice President and Chief Financial Officer, The Mosaic Company
Beth A. Paulson, Senior Securities and Corporate Counsel, The Mosaic Company